SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS
Reverse Share Split

On December 5, 2022, MediWound Ltd. (“MediWound” or the “Company”) announced that its board of directors has approved a reverse split of the Company’s ordinary shares, at a ratio of 7:1, to be effective on December 20, 2022, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on the Nasdaq Global Market on a reverse split-adjusted basis at the market open on that day.

The prospective implementation of the reverse share split follows upon the approval by the Company’s shareholders of such a split, in a range of between 5:1 and 10:1, subject to the discretion of the Company’s board of directors as to whether and when, and at what exact ratio, to implement it, within 12 months of MediWound’s extraordinary general meeting of shareholders that took place on November 28, 2022. Following that approval, on December 5, 2022, MediWound’s board of directors approved the 7:1 ratio and the prospective December 20, 2022 effective date for the reverse share split.

Upon the effectiveness of the reverse share split, every seven issued and outstanding MediWound ordinary shares will automatically be converted into one issued and outstanding MediWound ordinary share. No fractional shares will be issued as a result of the reverse share split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number of shares. The reverse share split affects all shareholders uniformly and will not alter any person’s percentage interest in the Company’s outstanding ordinary shares, except for negligible adjustments that may result from the treatment of fractional shares.

In connection with the reverse share split, the Company will amend its Amended and Restated Articles of Association to reduce the authorized number of its ordinary shares from 90,000,000 to 12,857,143, which reflects a reduction at the same 7:1 ratio as the reduction to the number of issued and outstanding ordinary shares. Concurrently, the par value of the Company’s ordinary shares will increase proportionately, from NIS 0.01 per share to NIS 0.07 per share, in order to maintain the same overall authorized share capital of the Company under its Amended and Restated Articles of Association.

For additional information concerning the reverse share split, the rationale that supported it, and its potential impact upon your investment in MediWound and on the market for MediWound’s ordinary shares generally, please see the “Background” to Proposal 3 of the notice and proxy statement for the Company’s extraordinary general meeting of shareholders held on November 28, 2022, which notice and proxy statement were attached as Exhibit 99.1 to MediWound’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2022.

Incorporation by Reference

The contents of this Form 6-K (including Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 May 15, 2021 and August 9, 2022   (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635, 333-255784 and 333-266697, respectively) and on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203).

Exhibits

Exhibit	Description

99.1	Press Release, dated December 5, 2022, titled “MediWound Ltd. Announces a 1-for-7 Reverse Share Split”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: December 5, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer